SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Attached to this Report on Form 6-K is the press release issued by the registrant on November 12, 2019.

On December 2, 2019, Highway Holdings Limited (the “Company”) amended Regulation 8.1 of the Company’s Amended and Restated Articles of Association to require Directors to be elected by a plurality of the votes cast by the shareholders at a duly convened and constituted meeting of the shareholders. Plurality voting is the standard voting system used for elections. Prior to the amendment, the Company used a modified majority voting system. As a result of the amendment, in future elections, candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected.

Exhibit Index.

Exhibit No.	Description
99.1	Press release issued on November 12, 2019.

99.2	Amendment Of Amended And Restated Article Of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: December 4, 2019	By:	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer